FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2022

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Chair succession

29 July 2022 07:01 BST

Michel Demaré to succeed Leif Johansson as
Non-Executive Chair of the Board

AstraZeneca PLC today announced the appointment of Michel Demaré as the Chair-designate of the Board.

His appointment followed a robust succession planning process led by Philip Broadley in his capacity as senior independent Non-Executive Director.

As previously communicated, Leif Johansson, current Chair of the Board of AstraZeneca will be retiring at the conclusion of the Company's Annual General Meeting in April 2023.  Michel's appointment will take effect immediately on Leif's retirement allowing for a managed handover period over the coming months.

Michel was appointed to the Board of AstraZeneca in September 2019 as an independent Non-Executive Director and is currently Chair of the Company's Remuneration Committee and member of the Audit Committee and the Nomination and Governance Committee.  He is a Non-Executive Director of Vodafone Group Plc and Louis Dreyfus Int'l Holdings BV.  He is also Chairman of IMD Business School and Chairman of Nomoko AG.

Leif Johansson, AstraZeneca Chair said: "I am delighted that Michel will succeed me following the 2023 AGM.  He is an internationally respected leader with extensive experience in strategy, planning, execution, governance and corporate stewardship and a proven track record leading multinational companies, as well as experience of the pharmaceutical industry gained at Baxter and as a member of the AstraZeneca Board.  I look forward to undertaking a comprehensive handover in the coming months and to seeing the continued development and success of AstraZeneca."

Michel Demaré, AstraZeneca Chair-designate said: "I could not be prouder to be named Chair-designate of the Board of AstraZeneca and am excited to have the opportunity to build on Leif's success as Chair and work with Pascal and members of the Board and Senior Executive Team when I take on my new role in 2023."

Notes

Biography and photograph:
https://www.astrazeneca.com/our-company/leadership.html#board

Remuneration:
Effective 1 May 2023, the fee for the Chair of the Board will be £800,000 per annum, paid wholly in cash.  The Chair's fee was last increased in January 2018.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 29 July 2022

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary